AUTORITÉ DES MARCHÉS FINANCIERS

# CERTIFICATE TO BE USED WITHIN THE CONTEXT OF THE SUBSTITUTION OF A STATEMENT OF A CORPORATION THAT IS NOT AN ENTITY

I certify that I have examined the information concerning Eldorado Gold Corporation contained in the statement of Paul Ferneyhough for the fiscal year that began on January 1, 2024 and ended on December 31, 2024. To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respects for the purposes of the Act, true, accurate and complete.

Full name of the officer or director: Paul Ferneyhough

Title of position: Executive Vice President and Chief Financial Officer

Date : May 27, 2025

"Paul Ferneyhough"

[Signature]

# Extractive Sector Transparency Measures Act - Annual Report

| | | | | | | |
|---|---|---|---|---|---|---|
| **Reporting Entity Name** | Eldorado Gold Corporation | | | | | |
| **Reporting Year** | **From** | 2024-01-01 | **To:** | 2024-12-31 | **Date submitted** | 2025-05-27 |
| **Reporting Entity ESTMA Identification Number** | E919377 | | (●) Original Submission<br>( ) Amended Report | | | |
| **Other Subsidiaries Included** (optional field) | | | | | | |
| **For Consolidated Reports - Subsidiary Reporting Entities Included in Report:** | Eldorado Gold (Quebec) Inc (ID: E558445) | | | | | |
| **Not Substituted** | | | | | | |

**Attestation by Reporting Entity**

*In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.*

| | | | |
|---|---|---|---|
| **Full Name of Director or Officer of Reporting Entity** | **Paul Ferneyhough** | **Date** | *2025-05-27* |
| **Position Title** | **Executive VP and Chief Financial Officer** | | |

# Extractive Sector Transparency Measures Act - Annual Report

| | | | | |
|---|---|---|---|---|
| Reporting Year | From: | 2024-01-01 | To: | 2024-12-31 |
| Reporting Entity Name | | Eldorado Gold Corporation | Currency of the Report | USD |
| Reporting Entity ESTMA Identification Number | | E919377 | | |
| Subsidiary Reporting Entities (if necessary) | | Eldorado Gold (Quebec) Inc (ID: E558445) | | |

## Payments by Payee

| Country | Payee Name | Departments, Agency, etc... within Payee that Received Payments | Taxes | Royalties | Fees | Production Entitlements | Bonuses | Dividends | Infrastructure Improvement Payments | Total Amount paid to Payee | Notes |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Turkey | Federal Government of the Republic of Turkey | | 44,140,000 | 24,790,000 | 8,520,000 | | | | | 77,450,000 | Payments to Regional Directorate of Forestry, General Directorate of Mining and Oil Affairs, Ankara Kurumlar Tax Office, Ankara Ittisas Tax Office, Canakkale Tax Office, Kavaklidere Tax Office, Energy Market Regulatory Authority, Menderes Land Registry Office, Fees Tax Office, Ulubey Tax Office, Usak Land Registry Office, Union of Turkish Bar Association, Usak 3rd Notary, Menders Tax Office, Ulubey Notary, Ministry of Justice, Regional Directorate of Forestry, and Hayriye Ozcelik Ankara 9th Notary . Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 32.85. See note 1 & 2 below. |
| Turkey | Menderes Municipality | | 20,000 | 210,000 | | | | | | 230,000 | Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 32.85. |
| Turkey | Ulubey Municipality | | 70,000 | | | | | | | 70,000 | Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 32.85. |
| Turkey | Sivasli Municipality | | 10,000 | | | | | | | 10,000 | Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 32.85. |
| Canada | Government of Quebec | | 30,840,000 | | | | | | | 30,840,000 | Payments to Revenu Quebec and Quebec Ministry of Environment. Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.36. |
| Canada | Municipality of Val-d'Or | | 540,000 | | | | | | | 540,000 | Payments to Centre Service Scolaire de l'Or et des Bois, Commission scolaire Western Quebec, and Ville de Val d'Or. Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.36. |
| Greece | Federal Government of Greece | | 660,000 | 130,000 | | | | | | 790,000 | Payments made in EUR, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 0.93. |
| Greece | Municipality of Aristoteles | | | | | | | | 1,520,000 | 1,520,000 | Payments made in EUR, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 0.93. |
| Romania | Certej Municipal Government | | | | 140,000 | | | | | 140,000 | Payments made in RON, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 4.54. |

**Additional Notes:**

1. Taxes of $49,790,000 were remitted to the Federal Government of the Republic of Turkey of which $44,140,000 was paid in cash after applying refunds of sales taxes previously paid.
2. Fees of $8,950,000 were remitted to the Federal Government of the Republic of Turkey of which $8,520,000 was paid in cash.

# Extractive Sector Transparency Measures Act - Annual Report

| | | | | | |
|---|---|---|---|---|---|
| **Reporting Year** | **From:** | 2024-01-01 | **To:** | 2024-12-31 | |
| **Reporting Entity Name** | | Eldorado Gold Corporation | | **Currency of the Report** | USD |
| **Reporting Entity ESTMA Identification Number** | | E919377 | | | |
| **Subsidiary Reporting Entities (if necessary)** | | Eldorado Gold (Quebec) Inc (ID: E558445) | | | |

## Payments by Project

| Country | Project Name | Taxes | Royalties | Fees | Production Entitlements | Bonuses | Dividends | Infrastructure Improvement Payments | Total Amount paid by Project | Notes |
|---|---|---|---|---|---|---|---|---|---|---|
| Turkey | Kisladag | 80,000 | 14,400,000 | 6,350,000 | | | | | **20,830,000** | Note 1 |
| Turkey | Efemcukuru | 20,000 | 10,600,000 | 1,320,000 | | | | | **11,940,000** | Note 1 |
| Turkey | Ankara Office | 44,140,000 | | 850,000 | | | | | **44,990,000** | Note 1 |
| Canada | Lamaque Complex | 31,380,000 | | | | | | | **31,380,000** | Note 2 |
| Greece | Skouries | 490,000 | 50,000 | | | | | | **540,000** | Note 3 |
| Greece | Perama Hill | | 20,000 | | | | | | **20,000** | Note 3 |
| Greece | Kassandra Mines | 170,000 | 60,000 | | | | | 1,520,000 | **1,750,000** | Note 3 |
| Romania | Certej | | | 140,000 | | | | | **140,000** | Note 4 |

**Additional Notes[3]:**

1. Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 32.85.
2. Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.36.
3. Payments made in EUR, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 0.93.
4. Payments made in RON, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 4.54.

**Reporting Principles**

1. **Basis of Accounting**
The Schedule of Payments by Payee and the Schedule of Payments by Project (collectively, the "Schedules") prepared by Eldorado Gold Corporation (the "Company") for the year ended December 31, 2024 has been prepared in accordance with the financial reporting provisions in Section 9 of the Extractive Sector Transparency Measures Act, Section 2 of the Extractive Sector Transparency Measures Act – Technical Reporting Specifications and Section 3 of the Extractive Sector Transparency Measures Act – Guidance Version 2.1 (collectively the "financial reporting framework").
The Schedules are prepared to provide information to the Board of Directors of Eldorado Gold Corporation and the Minister of Natural Resources Canada to assist in meeting the requirements of the Extractive Sector Transparency Measures Act. As a result, the Schedules may not be suitable for another purpose.

2. **Basis of Presentation**
The Schedules have been prepared using the cash basis of accounting, as required by the financial reporting framework, and therefore exclude any accruals related to payments due to governments.
The Schedules include all cash payments made, without inclusion of cash inflows from a government. Where the Company makes a payment to a government that is net of credits from that government, the net payment amount has been presented.

3. **Reporting Currency**
All payments are reported in U.S. dollars which is the reporting currency of the Company. When the Company has made payments in currencies other than its reporting currency, it translates the payments using the exchange rate on the date of the individual payment.

4. **Rounding**
All figures have been rounded to the nearest $10,000 U.S. dollars.

5. **Control**
As required by the financial reporting framework, the Company has reported payments made by entities controlled by the Company. The Company has determined whether it controls an entity in accordance with International Financial Reporting Standards.